April 10, 2015

Evolent Health, Inc.

Confidential Draft Registration Statement on Form S-1

CIK No. 0001628908

Dear Ms. Gowetski:

Evolent Health, Inc. (the “Company”) has confidentially submitted today to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (“Amendment No. 3”) to its Confidential Draft Registration Statement on Form S-1 (CIK No. 0001628908) (the “Registration Statement”). This letter, together with Amendment No. 3, sets forth the Company’s response to the comments contained in your letter dated March 26, 2015 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 3 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 3 and four copies that are marked to show changes from Amendment No. 2 to the Registration Statement are enclosed for your convenience. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 3.

Dividend Policy, page 59

1.	You state on page 59 that you will be required to pay cash dividends out of your future earnings to the extent that cash distributions from Evolent Health LLC are materially in excess of your assumed tax liability and your obligations under the tax receivables agreements. Please tell us whether you anticipate that you will be required to pay such cash dividends and explain to us briefly the circumstances under which cash distributions from Evolent Health LLC would be materially in excess of your assumed tax liability and your obligations under the tax receivables agreements.

If Evolent Health LLC generates net taxable income in any year (which generally could be expected to occur if Evolent Health LLC becomes profitable), it will be required to make tax distributions to the Company (as the sole holder of Class A common units of Evolent Health LLC) and to the holders of Class B common units of Evolent Health LLC on a pro rata basis in an amount sufficient to enable all such holders to satisfy their respective tax liabilities (or, in the case of any holder that is treated as a partnership for tax purposes, the tax liabilities of such holder’s direct or indirect owners) arising from income allocated to them under the operating agreement of Evolent Health LLC. In such circumstances, the Company’s pro rata share of the annual tax distributions from Evolent Health LLC may exceed the Company’s actual tax liability for three reasons. First, the assumed effective tax rate used to calculate such pro rata distributions may exceed the Company’s actual effective tax rate because such assumed effective tax rate will need to be set at a rate high enough to ensure that each member of Evolent Health LLC receives a tax distribution sufficient to pay such member’s tax liability. Second, under the tax rules applicable to entities treated as partnerships for tax purposes, taxable income of the entity may not be allocated to the owners of the entity pro rata in accordance with their respective ownership interests. The pro rata distributions to be paid by Evolent Health LLC will be determined by reference to the owner of Evolent Health LLC that is allocated the most taxable income (relative to its ownership interest in Evolent Health LLC), which may not be the Company. In such case, the amount of the pro rata distributions received by the Company would be in excess of the assumed tax rate (described above) applied to the Company’s allocable share of Evolent Health LLC’s net taxable income. Third, the tax distributions to be paid to the Company will not account for any reduction in the Company’s tax liabilities attributable to the tax benefits contemplated by the tax receivables agreements. Although the tax receivables agreements will require the Company to pay 85% of any such tax benefits to the parties under the tax receivables agreements, the Company will retain the tax benefits in excess of such obligations. Accordingly, it is likely that the Company will be required to pay cash dividends to the holders of Class A common stock when Evolent Health LLC becomes profitable and begins to make tax distributions to its members, including the Company. The amount of any such dividends will depend on a variety of factors, such as the Company’s reserve requirements and restrictions under any debt agreements that the Company is then a party to.

Management’s Discussion and Analysis . . . , page 75

Common Stock Valuation, page 90

2.	We note your disclosure on page 90 regarding the factors considered in determining the fair value of your common stock. We further note your disclosure on page 91 that you “determined a fair market value of $27.46 per share, based on estimated BEV of $394 million by a third party valuation expert.” Please tell us what consideration you have given to identifying the third party expert and filing its consent. Please refer to Section 7(a) and Rule 436 of the Securities Act.

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 3 to eliminate the references to the third party valuation expert on pages 91, 92, 119, F-24 and F-49.

Partner Relationships, page 105

3.	We note your response to comment 5 of our letter dated February 26, 2015. For those partners that contribute significantly to your revenue, please provide more specific disclosure regarding the material contract terms that may impact your operations. In addition, please clarify whether a significant portion of your contracts are terminable immediately on the occurrence of certain events and briefly describe such events.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 20, 106 and 107 of Amendment No. 3.

Financial Statements of Evolent Health Holdings, Inc.

10. Stock-based incentive plan, pages F-49 to F-51

4.	We note your disclosure in this section and on pages 90 to 91 related to common stock valuation and the trend that as you approach the IPO the fair market value price per share has increased from $4.29 as of September 2013 to $27.46 as of December 2014. Please share your thoughts with respect to your decision to change from income-based approaches for valuation to a probability-weighted expected return method (PWERM) under three distinct liquidity events and to do so at December 31, 2014. In your response, tell us what were the three liquidity events used in the valuation model, whether or not you believe that the change to PWERM would result in a materially higher valuation, and briefly address some of the key factors listed on page 90 which have resulted in the significant increase in fair market value price per share between September 2013 and December 2014.

In response to the Staff’s comment, it is noted that management used a discounted cash flow (“DCF”) methodology, a form of the income-based approach to determine the value of the common stock for much of 2014 because management believed that this approach was most appropriate given the maturity of the business and plans related to future liquidity events. The decision to transition from the DCF method to a probability weighted expected return method

(“PWERM”) to determine the value of the common stock as of December 31, 2014, was made primarily as a result of the enterprise’s decision, with the support of its Board of Directors, to evaluate an initial public offering (“IPO”) as a legitimate exit strategy in the near term. The Company confidentially submitted an initial draft registration statement with the Commission in late December 2014, which demonstrated this strategy. Prior to December 2014, it was not considered likely that the business would actively pursue a liquidity transaction other than additional private capital financing. In light of the decision to evaluate an IPO, management believed that the PWERM that explicitly considered various liquidity event assumptions was a more appropriate valuation methodology and appropriate to utilize for the December 2014 valuation. This methodology estimates common equity value based upon an analysis of various future outcomes, which consisted of the following outcomes in the case of the business: (a) an IPO, (b) a merger or sale and (c) the continued operation of the business as a private enterprise until a later exit date. The Company acknowledges that the change to the PWERM, along with the execution of its strategy and significant business developments throughout 2014, resulted in a materially higher valuation between September 2013 and December 31, 2014, but the increase in value was not driven only by the change in the model. The Company believes the near-term liquidity events became more likely given the direction from the Board of Directors and continued progression on the execution of the business plan. Further, these potential near-term liquidity events increased the value of the business due to a lower discount for lack-of-marketability driven by a shorter potential time to liquidity and a lower impact from discount rates due to the potential acceleration of a transaction.

The Company notes that the valuation of the common stock increased from $4.29 to $27.46 between September 2013 and December 2014 as a result of various factors. These factors are outlined below:

•	In September 2013, the valuation of $4.29 per share was derived based upon the implied enterprise value from the issuance of Series B Preferred Units to a new investor, TPG Eagle Holdings, L.P., which represented an arms-length marketplace participant transaction.

•	During 2014, the business increased hiring, technology development and the build-out of its population health and risk management platform and expanded its national network of leading health systems and its team of value-based care experts. This provided increased confidence in the overall cash flows of the business, resulting in an increased enterprise valuation.

•	During the first half of 2014, the business began providing services to several new partners in the platform and operations phase, which represented a long-term revenue stream as these contracts range from five to eight years. The business has also continued to execute on new transformation phase contracts. The results of executing on the business’ strategy and the significant increase in the delivery of the business’ platform and operations services drove increases in the overall enterprise valuation and related common stock valuation as this provided increased confidence in future cash flows.

•	While the business continued to invest in its operations and growth, management also began exploring a number of methods to raise additional capital, including a potential IPO in late 2014. In September 2014, the Board of Directors had initial discussions relating to a potential IPO, but did not discuss specific factors, such as overall strategy or potential pricing or valuation. As of October 2014, the business began to shift its views related to an exit event, but there was no formal plan or approval by the Board of Directors and, therefore, management determined that the use of the DCF method continued to be reasonable at that time.

•	As noted above, in December 2014, management adjusted its methodology for calculating the enterprise value given the progress that had been made with respect to a potential IPO and other potential exit scenarios within the next 12 months. As a result, management determined it was appropriate to shift its valuation methodology to a PWERM that is better equipped to reflect additional liquidity event scenarios. In this period, the Company continued to progress toward an exit event and weighted the stay-private scenario, as well as the IPO and merger or sale scenarios. The latter scenarios were both based upon a revenue multiple analysis using market-observed multiples derived from comparable, publicly-traded companies.

In addition to the discussion above, as noted within the audited financial statements included in the Registration Statement, the business follows the guidance contained in ASC 718 for valuing stock-based compensation provided to employees of equity method investees (i.e., using a non-employee model for recording its stock-based compensation expense as the stock-based awards are granted to employees of Evolent Health LLC in the stock of Evolent Health Holdings, Inc., an equity method investor). As a result of applying the guidance requiring that these stock awards be marked to market each period until vesting occurs, the business continues to recognize the increasing fair value of its common stock in the valuation of the unvested awards each period end. Approximately 5% of the total options granted in 2014 had vested as of December 31, 2014, at a time when the value of the underlying common stock was estimated to be less than $27.46 per share. The remaining 95% of the total options granted in 2014 had not vested as of December 31, 2014 and were marked to market as of such date using the fair value of $27.46 as of December 31, 2014. These will continue to be marked to market until the time at which the awards vest or the completion of the IPO, as it is expected that the award recipients will become employees of the registrant issuing the stock awards.

5.	Please provide us with a list of all option and restricted stock grants for the year ended December 31, 2014 and for the period from December 31, 2014 through the date of your response. This list should include the date of the grant, the number of shares/options issued and the exercise price or grant date value as appropriate.

In response to the Staff’s comment, below is a list of all stock option grants for the year ended December 31, 2014, and for the period from December 31, 2014 through the date hereof. The Company notes that there were no restricted stock grants during the aforementioned periods.

Date of Grant	Number of Options Granted	Fair Value per Common Share Used for 12/31/14 Financial Statements*	Exercise Price
April 1, 2014	795,600	$27.46	$15.36
July 1, 2014	102,500	$27.46	$15.36
October 22, 2014	141,000	$27.46	$15.36
January 1, 2015	36,500	N/A	$27.46
February 1, 2015	210,000	N/A	$27.46

*	Reporting value to be updated for March 31, 2015 reporting. Value was not finalized as of the date hereof.

Please contact me at (212) 474-1131 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ William V. Fogg

William V. Fogg

Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Encl.

Copy w/encl. to:

Stacie Gorman

Howard Efron

Robert Telewicz

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Jonathan Weinberg

General Counsel

Evolent Health, Inc.

800 N. Glebe Road, Suite 500

Arlington, Virginia 22203

BY EDGAR; FED EX